WEALTH MINERALS LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

INTRODUCTION

This Management Discussion & Analysis (“MD&A”) for Wealth Minerals Ltd. (the “Company” or “Wealth”) for the six months ended May 31, 2007 has been prepared by management, in accordance with the requirements of National Instrument 51-102, and should be read in conjunction with the Company’s unaudited consolidated financial statements and the accompanying notes for the period ended May 31, 2007 and the Company’s audited consolidated financial statements for the year ended November 30, 2006.  The Company’s reporting currency is the Canadian dollar, and all monetary amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.  The Company is presently a “Venture Issuer” as defined in NI 51-102.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, future anticipated exploration programs and the cost, timing and results thereof, the anticipated discovery and delineation of mineral resources/reserves, proposed business and financing plans (including private placements of equity securities), anticipated business trends and potential future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Company’s inability to negotiate successfully for the acquisition of interests in mineral properties, the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from this MD&A may not necessarily indicate future results from operations.

DATE

This MD&A reflects information available as at July 20, 2007.

THE BUSINESS OF THE COMPANY

Background

Wealth is a junior mineral resource exploration company with a focus on the acquisition, exploration and development of mineral properties prospective for uranium.  It presently holds, or has the right to acquire, interests in mineral properties located in Argentina and Peru.  In addition to ongoing work programs on its existing properties, it continues to actively evaluate new potential uranium projects.  The Company maintains its head office in Vancouver, British Columbia and a regional offices and warehouses in the cities of Salta, Province of Salta and Trelew, Chubut Province, Argentina.

Second Quarter

Exploration Activities

During the quarter ended May 31, 2007, the Company incurred exploration costs of approximately $2.7 million on its currently active mineral property interests, primarily on the Diamante-Los Patos project ($1,638,534) and its other Argentine uranium exploration activities ($1,105,412) (not including stock-based compensation costs allocated to exploration costs).

Argentina

Diamante-Los Patos Property

Work at Diamante-Los Patos has been ongoing since December 1, 2006 (the beginning of the first quarter of the current fiscal year) and has resulted in the discovery of six (6) mineralized zones (referred to as Diamante, Diamante Sur, Los Patos, Los Patos Sur, Alfredo and Bingo zones).  Since the original discovery, work has progressed from gridded radiometric and soil surveys to mechanized trenching and detailed mapping.  To date, trenching and detailed mapping has been carried out at the Diamante, Los Patos, Alfredo and Bingo zones, all of which is now complete.  The results of the various surveys are presently being compiled and a summary report is expected by the end of August 2007.

To date, on all zones, the Company has completed 16,985 metres of trenching (100 trenches and 9 pits) and 168 kilometres of detailed grid sampling.  A total of 2,387 composite rock/soil samples and 5,671 trench, prospecting and character samples have been taken.  Property-wide mapping at 1:10,000 scale, detailed mapping of the newly discovered zones, as well as of all trenches, has now been completed.

An extensive program of reverse circulation drilling is planned to begin in fourth quarter of 2007. Permits for the drilling have been applied for and bids for the drill contract are being solicited.

Bids have been also sought for an airborne geophysical survey that will cover selected portions of the property.  The survey is anticipated to commence in the fourth quarter 2007 and should take approximately 2 months to complete.

During the quarter, the access road from camp to the Diamante Sur zone was completed, requiring 1.8 kilometres of construction along the 31.5 kilometre access route.

The trenches and pits at the Diamante zone have been 100% reclaimed as per instruction of the Province of Catamarca.  Selective reclamation at the remaining zones will continue in the fourth quarter of 2007.

On-going work at the property includes a radon gas orientation survey over known zones of mineralization and the surrounding areas.  To date, a total of 525 radon gas detectors (Alpha-Track™ cups) have been placed, of which 65 have been collected from the field and submitted for analysis.  A preliminary report is pending.  In addition, construction has begun on the expansion of the existing Diamante-Los Patos camp to accommodate up to 50 people, as well as the construction of an additional warehouse for chip-logging and sample processing.

As a result of the high construction costs, plans to construct a landing strip at the property have been put on hold pending the results of the first round of drilling.

In order to improve its tenure at the Diamante-Los Patos property, during the quarter the Company applied for 3 additional cateos (24,591.64 hectares) and 13 minas (“exploration concessions”) (43,620.08 hectares).  The minas applied for encompass the ground now covered by 3 of the existing granted cateos and, upon the minas being granted, such cateos will cease to be valid.  Assuming that all of the tenures applied for by the Company to date are granted, the Diamante-Los Patos property will consist of 13 cateos and 13 minas covering an aggregate of 156,360.93 hectares.

San Jorge Basin Uranium Project

Beginning in October 2006, field crews have been systematically evaluating approximately 120 targets areas developed from a compilation of data on the Cretaceous San Jorge Basin that included airborne geophysical data and structural interpretation.  In conjunction with this, the Company has applied for a number of cateos throughout the basin, none of which have yet been granted.

Reconnaissance examination of these targets identified 86 new uranium occurrences, of which 11 were deemed to be worthy of further exploration.  In April 2007, continued mapping and prospecting led to the discovery of the ‘Bororo Nuevo’ property.  The area is host to at least 9 separate mineralized outcrop clusters within a 9 by 5 kilometre area.  Of the 79 initial characterization samples collected, 70% (55 samples) returned values greater than 1.18 lb/ton U3O8 (500 ppm uranium).

Approximately 1,771 samples have been collected during this reconnaissance program at Bororo Nuevo and the results have just recently been received.  Compilation and review of all results is currently underway and a summary report is expected by the end of August 2007.  Field crews demobilized from the area at the end of the second quarter with the onset of winter.

An airborne geophysical survey to cover the entire Bororo Neuvo property has been designed.  Bids to carry out the survey were solicited from four independent contractors and proposals have been received from three.  The survey is expected to commence in the fourth quarter of 2007 when all necessary permissions have been received and weather conditions are more favourable.

Planning and organization for continued ground exploration is underway.  The program will evaluate the results of the airborne geophysical survey and consist of detailed geological mapping, geochemical sampling, radon gas surveys and prospecting.  Drilling may be warranted if results from these surveys are favourable.

Acquisition of South Galan Property

Pursuant to a Letter of Intent for Joint Venture dated March 22, 2006 (as amended by a letter dated August 12, 2006) (the “LOI”) between the Company and two individual prospectors, based upon information provided by the prospectors the Company has applied for 5 cateos in Salta and Catamarca provinces, Argentina, referred to as the “South Galan Property” and located immediately to the south of the Diamante-Los Patos property.  Pursuant to the LOI, upon such applications having been made, the Company is required to issue an aggregate 50,000 common shares to the Prospectors, subject to TSXV acceptance (received July 23, 2007).  None of the cateos have get been granted.

North-western Argentina Uranium Project

No additional work has been carried out since December 1, 2006.

Peru

Carabaya Uranium Project

No additional work has been carried out since December 1, 2006.

British Columbia

Mackenzie Gold Project

Field work on the project was completed in late September, 2006.  All data was collated and reproduced on a series of maps at various scales.  The 2006 work program was successful in locating gold mineralization in a series of mesothermal quartz veins in the only geochemical anomaly that was trenched.  However, based upon an overall evaluation of the results to date on the project, the Company determined not to incur any further expenditures and returned the property to the vendors.  The aggregate investment in the property to date of $1,969,739 was written off as of May 31, 2007.

Qualified Person and QA/QC

James M. Dawson, P. Eng., a “qualified person” under National Instrument 43-101, is responsible for overall supervision of the Company’s exploration programs on its properties in Argentina and British Columbia.  Mr. Scott Heffernan, P.Geo., a “qualified person” under National Instrument 43-101, and the Company’s Chief Geologist, is responsible for carrying out the Company’s exploration programs and all aspects of the work, including the quality control/quality assurance program, and has supervised the preparation of the scientific and technical information that forms the basis for the disclosure with respect to the Company’s exploration activities on such properties, and the results thereof, in this MD&A.  Mr. Heffernan is not independent of the Company by virtue holding incentive stock options.  Mr. Dawson is not independent of the Company by virtue of being a shareholder and the holder of incentive stock options.  Mr. Dawson is also one of the optionors of the Mackenzie Gold Project (with respect to which the Company has now cancelled its option to acquire the property).

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, currently in Argentina and Peru.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Permits and Licenses:  The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties is and will continue to be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option agreements it has entered into could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  Most of the mineral properties held by the Company are located in Argentina or Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Argentine pesos and Peruvian nuevo soles.  The Company’s operations in Argentina and Peru and its proposed exploration expenditures in such countries are denominated in either local currencies or U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction

Title:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results, expressed in Canadian dollars, for the past eight quarters:

Fiscal 2007/2006

	Three month periods ended
	May 31, 2007	Feb 28, 2007	Nov 30, 2006	August 31, 2006 (re-stated)
Total assets	$ 16,384,577	$ 11,355,296	$ 10,815,156	$ 10,170,448
Mineral property interests and deferred exploration costs	9,720,305	10,336,743	8,770,354	7,195,945
Working capital	6,375,058	668,401	1,733,607	2,707,818
Shareholders’ equity	15,955,218	10,861,807	10,367,688	9,897,559
Revenues	-	-	-	-
Net loss	(3,489,155)	(1,236,577)	(312,634)	(915,834)
Loss per share	$ (0.14)	$ (0.06)	$ (0.02)	$ (0.05)

Fiscal 2006/2005

	Three month periods ended
	May 31, 2006 (re-stated)	Feb 28, 2006 (re-stated)	Nov 30 2005 (re-stated)	August 31, 2005 (re-stated)
Total assets	$ 6,122,078	$ 4,668,430	$4,147,110	$ 3,892,750
Mineral property interests and deferred exploration costs	4,014,793	2,901,682	1,894,875	757,734
Working capital	1,681,106	1,433,988	1,996,122	2,898,919
Shareholders’ equity	5,770,714	4,411,420	3,905,815	3,730,197
Revenues	-	-	-	-
Net loss	$ (357,214)	(308,984)	(185,673)	(373,599)
Loss per share	$ (0.02)	$ (0.01)	$(0.02)	$ (0.03)

Quarterly results can vary significantly, depending upon the timing of property acquisitions/dispositions, exploration expenditures, financings and stock option grants/exercises.

RESULTS OF OPERATIONS

The Company has incurred expenditures on its mineral properties as follows:

WEALTH MINERALS LTD.

(An Exploration Stage Company)

Form 51-102F1

Management Discussion & Analysis

For the six months ended May 31, 2007 (Continued)

	Six months ended May 31, 2007	Six months ended May 31, 2006	Year ended November 30, 2006	Year ended November 30, 2005 (re-stated)
Peru
Acquisition	$ -	$ -	$ 1,200,005	$ -
Exploration	-	-	-	-

Argentina
Acquisition	-	-	451,000	263,760
Exploration	2,834,821	2,033,433	4,086,316	884,403

Canada
Acquisition	-		403,000	178,000
Exploration	84,869	133,873	735,158	568,712

Nevada, USA, Properties
Acquisition			-	-
Exploration			-	-

Total mineral properties	$ 2,919,690	$ 2,167,306	$ 6,875,479	$ 1,894,875

Six months ended May 31, 2007 compared with six months ended May 31, 2006

During the six month period ended May 31, 2007, the Company incurred a loss of $4,725,732 compared to $741,709 in the comparable period of the prior year, or an increase of $3,984,023.  The two principal reasons for this increase was the write off of its investment in the Mackenzie Gold property ($1,969,739) and the stock-based compensation expense ($1,901,717) resulting from the grant of incentive stock options.  The stock-based compensation charge allocated to expenses during the six months is detailed below:

	Six months ended May 31, 2007	Six months ended May 31, 2006
Consulting	$ 1,739,027	$ 179,278
Shareholder communications	104,038	40,194
Salaries	58,651
	$ 1,901,717	$ 219,472

In addition, stock-based compensation charges of $208,701 (2006 - $Nil) was allocated to resource property expenditures and $701,716 (2006 - $Nil) to share issue costs during the May 2007 period.

All administrative expenses, with the exception of office rent, increased during the period.  This is a reflection of the recent addition of an employee and the increased level of activity of the Company with its expanding exploration in Argentina and related regulatory, business and financing activity.

Three months ended May 31, 2007 compared with three months ended May 31, 2006

During the three month period ended May 31, 2007, the Company incurred a loss of $3,489,155 compared to $357,214 in the comparable quarter of the prior year, or an increase of $3,131,941.  The two principal reasons for this increase was the write off of the investment in the Mackenzie Gold property ($1,969,739) and the stock-based compensation expense ($989,468) resulting from the grant of incentive stock options.  The stock-based compensation charge allocated to expenses during the quarter is detailed below:

	Three months ended May 31, 2007	Three months ended May 31, 2006
Consulting	$ 925,803	$ 47,387
Shareholder communications	5,014	20,097
Salaries	58,651
	$ 989,468	$ 67,484

In addition, stock-based compensation charges of $Nil (2006 - $47,387) was allocated to resource property expenditures and $701,716 (2006 - $Nil) to share issue costs during the period.

All administrative expenses, with the exception of office rent and travel, increased during the quarter.  This is a reflection of the recent addition of an employee and the increased level of activity of the Company with its expanding exploration in Argentina and related regulatory, business and financing activity.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  It relies on either the sale of its own shares as needed, or the sale or option of its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

At May 31, 2007, the Company had working capital of $6,375,058 (November 30, 2006 -$1,733,607) and a cumulative deficit of $14,488,021 (November 30, 2006 - $9,762,289).

To date, the Company’s ongoing operations have been predominantly financed by private placements and the subsequent exercise of share purchase warrants issued in connection with such private placements.  The exercise of incentive stock options has also been an important source of funding for the Company.  However, the exercise of warrants and incentive stock options is dependent primarily on the market price of the Company’s securities at or near the expiry date of such warrants or options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants or stock options will be exercised.  During the six month period ended May 31, 2007, the Company raised $8,337,216 (gross) consisting of $126,350 through the exercise of 133,489 share purchase warrants, $1,210,866 through the exercise of 917,183 stock options and $7,000,000 through a private placement and spent $124,558 in cash share issue costs, netting the Company $8,212,658.

While the Company believes it has sufficient financial resources to carry out its currently planned exploration activities and maintain its ongoing operations over the next 12 months, additional financings will likely be required to conduct further acquisition, exploration or development work on the Company’s mineral projects beyond the next 12 months.  In addition, if the Company determines to undertake any significant property acquisitions, or to accelerate or increase the size of its currently planned work programs, it will require additional funding (which may come from the exercise of warrants or incentive stock options, although there can be no guarantee of this).  While the Company has been successful in raising the necessary funds to carry on its operations in the past, there can be no assurance it will be able to continue to do so.

During the period ended May 31, 2007, no shares were issued for property acquisitions.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under “The Business of the Company” above.

OFF BALANCE SHEET TRANSACTIONS

The Company has no off balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

During the quarter, the Company engaged in the following transactions with related parties:

a)

The Company paid consulting fees of $514,208 (2006 - $35,746) to directors of the Company (which includes stock-based compensation of $469,208 (2006 - $Nil)) and $88,586 (2006 – $56,387) to officers of the Company (which includes stock-based compensation of $58,651 (2006 - $47,387)).

b)

The Company paid rent and administration fees of $11,925 (2006 - $9,270) to Cardero Resource Corp. (“Cardero”), a public company related by a common director and officers.

c)

Amounts due to related parties of $5,690 (2006 - $30,900) is comprised of $5,690 (2006 - $10,146) to directors and officers for consulting, and $Nil (2006 - $20,754) to directors for expense reimbursements.

Transactions with related parties occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

Although the Company is currently in negotiations with respect to a number of potential property acquisitions in Argentina, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates include the rates of amortization for equipment, the recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates are reasonable, however, actual results could differ from those estimates and would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

There have been no changes in accounting policies since December 1, 2006, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, restricted cash, receivables, investment, and refundable acquisition fee, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted as part of the Company’s continuous disclosure requirements is recorded, processed, summarized and reported, within the time periods specified by applicable regulatory authority.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

EVALUATION OF DISCLOSURE ON CONTROLS AND PROCEDURES

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at May 31, 2007 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of May 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the six months ended May 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at July 20, 2007)

1.

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	25,354,814	$29,125,063

2.

Incentive Stock Options Outstanding:

Number	Exercise Price	Expiry Date
50,000	$1.05	August 29, 2007
20,000	$1.00	November 3, 2007
75,000	$1.12	November 24, 2007
35,000	$1.45	March 7, 2008
395,000	$1.80	August 14, 2008
200,000	$1.65	November 7, 2008
50,000	$1.72	November 15, 2008
350,000	$2.00	December 5, 2008
500,000	$3.10	February 28, 2009
525,000	$4.74	April 11, 2009
2,200,000

3.

Warrants Outstanding:

Number	Exercise Price	Expiry Date
150,000	$2.25	January 12, 2008
615,000	$2.25	January 12, 2008
85,000	$2.25	January 13, 2008
1,750,000	$2.50	March 9, 2009
2,600,000

4.

Agents’ Warrants and Options Outstanding:

Number		Exercise Price	Expiry Date
57,828	Options	$2.00	January 12, 2008
158,248	Warrants	$2.25	January 12, 2008
280,000	Warrants	$2.00	March 9, 2009
103,500	Warrants	$2.50	March 9, 2009

DISCLOSURE WITH RESPECT TO MANAGEMENT COMENSATION

As required by TSXV Policy, the Company provides the following disclosure with respect to management compensation:

1.

During the quarter the Company did not make, directly or indirectly, any standard compensation arrangements with directors and officers of the Company for their services as directors or officers of the Company or any of its subsidiaries, or in any other capacity.

2.

During the quarter the Company did not make any other arrangements under which directors and officers were directly or indirectly compensated for their services as directors and officers of the Company or any of its subsidiaries, or in any other capacity, from the Company or its subsidiaries.

3.

During the quarter the Company did not enter into any arrangement relating to severance payments to be paid to directors or officers of the Company or its subsidiaries.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent interim unaudited and audited financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.wealthminerals.com.